Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-138109
PROSPECTUS


                               ACORN FACTOR, INC.
                     (formerly Data Systems & Software Inc.)

                                   ----------

                       1,760,174 Shares of Common Stock

                                   ----------

            This prospectus covers the offer and sale of up to 1,760,174 shares of our common stock from time to time by certain selling security holders named in this prospectus.


            The shares being offered by the selling security holders include:


            o 1,216,135 shares of common stock currently held by the selling security holders;


            o 424,039 shares of common stock issuable upon the exercise of outstanding warrants; and

            o 120,000 shares of common stock issuable upon the exercise of an outstanding option.

            We are not offering any shares of common stock.

            The selling security holders will receive all of the net proceeds from sales of the common stock registered hereby and will pay all underwriting discounts and selling commissions, if any, applicable to those sales. We will not receive any proceeds from sales of any of these shares. However, we will receive the exercise price of the warrants and the option to the extent they are not exercised subject to their cashless exercise provisions.

            The selling security holder may periodically sell the shares directly or through agents, underwriters or dealers. The shares may be sold:

            o in the over-the-counter market, in privately negotiated transactions or otherwise;

            o directly to purchasers or through agents, brokers, dealers or underwriters; and

            o at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

            If required, each time the selling securityholder sells shares of common stock, we will provide a prospectus supplement that will contain specific information about the terms of that transaction. We urge you to carefully read this prospectus and any accompanying prospectus supplement before you make an investment decision.

            Our common stock is listed on the OTC Bulletin Board under the symbol "ACFN." On October 18, 2006, the closing price of our common stock was $3.25.


      Investing in our securities involves certain risks. You should consider the "Risk Factors" beginning on page 1 in deciding whether to buy any shares of our common stock.


            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is December 20, 2006

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS........................      1
RISK FACTORS.............................................................      1
USE OF PROCEEDS..........................................................      3
SELLING SECURITY HOLDERS.................................................      4
PLAN OF DISTRIBUTION.....................................................      8
LEGAL MATTERS............................................................     10
EXPERTS..................................................................     10
WHERE YOU CAN FIND MORE INFORMATION......................................     11


            The terms "ACFN," the "Company," "we," "our" and "us" refer to Acorn Factor, Inc. and its subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective purchaser of our common stock.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

            Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates," or the negatives thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of these risks and uncertainties are discussed below under the heading "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

RISK FACTORS

      Investing in us entails substantial risk. You should consider the following risks and other information contained in this prospectus, information incorporated by reference, and information that we file with the Securities and Exchange Commission from time to time. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

GENERAL FACTORS

We have a history of operating losses and decreasing cash available for operations.


            We have a history of operating losses, although these losses and our use of cash to fund our operating activities have decreased over the years. In 2003, 2004 and 2005, we had operating losses of $5.2 million, $2.6 million and $2.2 million, respectively. Cash used in operations in 2003, 2004, 2005 and in the nine months ended September 30, 2006 was $1.0 million, $0.1 million, $1.7 million and $1.1 million, respectively.


Loss of the services of a few key employees could harm our operations.

            We depend on our key management, technical employees and sales personnel. The loss of certain managers could diminish our ability to develop and maintain relationships with customers and potential customers. The loss of certain technical personnel could harm our ability to meet development and implementation schedules. The loss of certain sales personnel could have a negative effect on sales to certain current customers. Most of our significant employees are bound by confidentiality and non-competition agreements. We do not maintain a "key man" life insurance policy on any of our executives or employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. If we fail to attract or retain highly qualified technical and managerial personnel in the future, our business could be disrupted.

A failure to integrate our new management may adversely affect us.

            We appointed a new chief financial officer and chief accounting officer in December 2005 and a new president and chief executive officer in March 2006. Any failure to effectively integrate our new management and any new management controls, systems and procedures they may implement, could materially adversely affect our business, results of operations and financial condition.


RISKS RELATED TO THE RT SOLUTIONS AND IT SOLUTIONS SEGMENTS


Failure to accurately forecast costs of fixed-priced contracts could reduce our margins.

            When working on a fixed-price basis, we undertake to deliver software or integrated hardware/software solutions to a customer's specifications or requirements for a particular project. The profits from these projects are primarily determined by our success in correctly estimating and thereafter controlling project costs. Costs may in fact vary substantially as a result of various factors, including underestimating costs, difficulties with new technologies and economic and other changes that may occur during the term of the contract. If, for any reason, our costs are substantially higher than expected, we may incur losses on fixed-price contracts.

Hostilities in the Middle East region may slow down the Israeli hi-tech market and may harm our Israeli operations; our Israeli operations may be negatively affected by the obligations of our personnel to perform military service.


            Both our RT Solutions and IT Solutions Segments are currently conducted in Israel. Accordingly, political, economic and military conditions in Israel may directly affect these segments of our business. Any increase in hostilities in the Middle East involving Israel could weaken the Israeli hi-tech market, which may result in a significant deterioration of the results of our Israeli operations. In addition, an increase in hostilities in Israel could cause serious disruption to our Israeli operations if acts associated with such hostilities result in any serious damage to our offices or those of our customers or harm to our personnel.


            Many of our employees in Israel are obligated to perform military reserve duty. In the event of severe unrest or other conflict, one or more of our key employees could be required to serve in the military for extended periods of time. In the past, there were numerous call-ups of military reservists to active duty, and it is possible that there will be additional call-ups in the future. Our Israeli operations could be disrupted as a result of such call-ups for military service.

Exchange rate fluctuations could increase the cost of our Israeli operations.

            The sales in this segment stem from our Israeli operations and a significant portion of those sales are in New Israeli Shekels ("NIS"). In addition, many transactions that are linked to the dollar are settled in NIS. The dollar value of the revenues of our operations in Israel will decrease if the dollar is devalued in relation to the NIS during the period from the invoicing of a transaction to its settlement. In addition, significant portions of our expenses in those operations are in NIS, so that if the dollar is devalued in relation to the NIS, the dollar value of these expenses will increase.

One of our major customers has a history of operating deficits and may implement cost-cutting measures that may have a material adverse effect on us.

            In 2005, 17% of the software consulting and development segment's sales (13% and 11% in 2004 and 2003, respectively) and 8% of its billed receivables and unbilled work-in-process at December 31, 2005 (3% at December 31, 2004) were related to the Clalit Health Fund. The Clalit Health Fund is the largest HMO in Israel and one of the largest in the world. The fund has a history of running at a deficit, which in the past has required numerous cost cutting plans and periodic assistance from the Israeli government. Should the fund have to institute additional cost cutting measures in the future, which may include restructuring of its terms of payment, this could have a material adverse effect on the performance of this segment.

We have sold our outsourcing business, which in the past provided our Israeli operations with a steady cash flow; our Israeli operations may be hindered by future cash flow problems.

            In August 2005, we sold our outsourcing business, which in the past provided our Israeli operations with a steady cash flow stream, and, in conjunction with bank lines of credit, helped to finance our Israeli operations. Our present operations, as we are currently structured, places a greater reliance on our meeting project milestones in order to generate cash flow to finance our operations. Should we encounter difficulties in meeting significant project milestones, resulting cash flow difficulties could have a material adverse effect on our operations.

If we are unable to keep pace with rapid technological change, our results of operations, financial condition and cash flows may suffer.

            Some of our RT and IT solutions are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depends on our ability to keep pace with changing technologies and industry standards on a timely and cost-effective basis. A fundamental shift in technologies in could have a material adverse effect on our competitive position. Our failure to react to changes in existing technologies could materially delay our development of new products, which could result in technological obsolescence, decreased revenues, and/or a loss of market share to competitors. To the extent that we fail to keep pace with technological change, our revenues and financial condition could be materially adversely affected.

RISKS RELATED TO OUR COMVERGE INVESTMENT

We may need to invest additional funds in Comverge in order to avoid dilution of our holdings.

            We currently own approximately 23% of Comverge's outstanding capital stock (64% of Comverge's common shares and approximately 7% its preferred shares). On October 5, 2006, Comverge filed a registration statement on Form S-1 for the sale of additional shares. Should Comverge complete the sale of shares pursuant to the registration statement, our position in Comverge would be substantially diluted.

Our shares of Comverge common stock may in certain events not share ratably with the Comverge preferred stock.

            While we currently hold approximately 23% of Comverge's outstanding stock, we hold only 7% of the outstanding preferred stock of Comverge. In certain events, including a merger of sale of the assets of Comverge, the holders of the Comverge preferred stock would generally be entitled to receive a preference payment equal to a multiple of their investment in Comverge before any amounts are paid to the holders of the Comverge common stock. Since the majority of our Comverge shares holdings consist of common stock, we may not share ratably with Comverge's other major shareholders.

RISKS RELATED TO OUR SECURITIES

There is only a limited trading market for our common stock and it is possible that you may not be able to sell your shares easily.


            There is currently only a limited market for our common stock. Our common stock trades on the OTC Bulletin Board under the symbol "ACFN" with, until recently, very limited trading volume. We cannot assure you that a substantial trading market will be sustained for our common stock.


Our share price may decline due to the large number of shares of our common stock eligible for future sale in the public market including the shares of the selling security holders.

            A substantial number of shares of our common stock are, or could upon exercise of options or warrants, become eligible for sale in the public market as described below. Sales of substantial amounts of our shares of common stock in the public market, or the possibility of these sales, may adversely affect our stock price.


      o As of September 30, 2006 there were 664,039 warrants with a weighted average exercise price of $2.81 and 2,099,035 options with a weighted average exercise price of $2.42 per share, presently exercisable, which if exercised for cash would result in the issuance of an additional 2,763,074 shares of common stock.

      o The selling security holders under this registration statement may sell up to 1,760,174 shares of our common stock, including 424,039 shares which may be issued upon the exercise of warrants held by the selling security holders and 120,000 shares which may be issued upon the exercise of an option by a selling security holder.


            The holders of the above options and warrants may be expected to exercise their rights and sell shares of our common stock at a time when we would, in all likelihood, be able to obtain needed capital through a new offering of securities on terms more favorable than those provided by these warrants and options.

                                 USE OF PROCEEDS

            We will not receive any proceeds from the sale of the shares by the selling security holders. To the extent that the warrants or option are exercised by the selling security holders for cash, rather than by cashless exercise, we will receive proceeds constituting the exercise price of such warrants or option, less warrant solicitation fees in the case of the warrants, if applicable. Any such proceeds received by us through warrant or option exercises will be used for working capital.

                            SELLING SECURITY HOLDERS

            On July 31, 2006, we completed a private placement to investors of 1,200,003 million shares of common stock and warrants to purchase an additional 300,005 shares of common stock. This prospectus covers the sale by the selling security holders from time to time of 1,200,003 million shares issued in the private placement and the 420,006 shares issuable upon exercise of the warrants issued in the private placement, which warrant shares include 120,001 issued to First Montauk Securities Corp, and its agents and assignees, as partial consideration for its role as placement agent and 120,000 shares issuable upon exercise of an option.

            The warrants issued in the private placement have an exercise price of $2.78 and are exercisable through July 31, 2011.

            On July 20, 2006 we engaged Bibicoff & Associates to provide investor relations services. In connection with the engagement we issued to Bibicoff & Associates an option to purchase 120,000 shares of common stock. Of the 120,000 shares, 40,000 vested on August 1, 2006 and the remainder vest 5,000 shares per month thereafter. The option is exercisable through July 31, 2011 at an exercise price of $2.80 per share.


      On August 29, 2006 we completed a private placement of 16,132 shares of common stock and warrants to purchase an additional 4,033 shares. The warrants have an exercise pirce of $2.78 per share and are exercisable through July 31, 2011.


            We issued the securities to the selling security holders without registration under the Securities Act of 1933 (the "Securities Act") in reliance upon the exemption provided by Section 4(2) of the Securities Act for transactions not invloving a public offering. Prior to issuance, each selling security holder represented to us that it was an accredited investor, as defined in Rule 501 of Regulation D under the Securities Act, and that it was acquiring the securities for investment purposes only and not with a view to, or sale in connection with, any distibution thereof.

            The term "selling security holder" includes (i) each person and entity that is identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part) and (ii) any transferee, donee, pledgee or other successor of any person or entity named in the table that acquires any of the shares of common stock covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act of 1933 and that is identified in a supplement or amendment to this prospectus.

      We have listed below:

      o     the name of each selling security holder;

      o the number of shares of common stock beneficially owned by the selling security holder as of the date of this prospectus;

      o the maximum number of shares of common stock being offered by each of them in this offering; and

      o the number of shares of common stock to be owned by the selling security holder after this offering (assuming sale of such maximum number of shares) and the percentage of the class which such number constitutes (if one percent or more).

      The footnotes to the table identify each selling security holder that is a registered broker-dealer or an affiliate of a registered broker-dealer.

      Except as otherwise noted below, during the last three years, no selling security holder has been an officer, director or affiliate of our company, nor has any selling security holder had any material relationship with our company or affilliates during that period. Each selling security holder represented at the closing of the private placement that it did not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, pledge, hypothecate, grant any option to purchase or otherwise dispose of any of the securities. The selling security holders purchased the securities in the ordinary course of business, to the best of our knowledge.


      The shares of common stock being offered hereby are being registered to permit public secondary trading, and the selling security holders are under no obligation to sell all or any portion of their shares included in this prospectus. The information contained in the following table is derived from our books and records, as well as from our transfer agent. The following table assumes the sale of all securities covered by this prospectus.

                                                                                                      Percentage of
                                                                                                         Shares
                                                           Shares                         Shares      Beneficially
                                                        Beneficially                   Beneficially    Owned After
                                                       Owned Prior to   Shares Being   Owned After    Completion of
Selling Security Holder                                   Offering         Offered       Offering       Offering*
----------------------------------------------------   --------------   ------------   ------------   -------------
David Garceu & Carmen Garceu JT TEN                      431,510(1)      141,510(2)       290,000         3.09%
William J. Stegeman                                      141,510         141,510(3)             0            **
Justin Ort                                               270,507         125,000(4)       145,507         1.55%
Harvey Bibicoff                                          303,058         213,750(5)        89,308            **
Dimitrios Balodimos                                       93,750          93,750(6)             0            **
Jerome Belson                                             70,755          70,755(7)             0            **
Jonathan Kamen                                            62,500          62,500(8)             0            **
Michael J. Tobin & Rose Marie Tobin JT TEN               190,170          47,170(9)       143,000         1.52%
Kevin T. Tolbert                                          47,170          47,170(10)            0            **
Randall McCathren                                         47,170          47,170(11)            0            **
Carmine T. Santandrea & Barbara J. Santandrea JT TEN      47,170          47,170(12)            0            **
Edward Zale & Roberta Zale JT TEN                         47,170          47,170(13)            0            **
Aledarmme, LLC(14)                                        47,169          47,169(15)            0            **
Brigitte Ferrada Stetson                                  43,750          43,750(16)            0            **
Morton A. Gruber & Edna G. Gruber JT TEN                  65,125          40,125(17)       25,000            **
Awerks Trust (Alan J Werksman TTE)                        35,625          35,625(18)            0            **
Warren M. Duffy                                           35,378          35,378(19)            0            **
Hank J. Wolfert & Susie L. Wolfert JT TEN                405,499(20)      28,444(21)      377,055         4.02%
Primum Capital, LLC(22)                                   23,750          23,750(23)            0             0
Joseph W. Benson                                          23,585          23,585(24)            0            **
Nathan Steinberg                                         173,585          23,585(25)      150,000         1.56%
Deborah Mengrone                                          23,585          23,585(26)            0            **
MIN Capital Corp Retirement Trust(27)                     23,585          23,585(28)            0            **
Andrew Brown                                              21,250          21,250(29)            0            **
Harvey Brown & Barbara Brown JT TEN                       21,250          21,250(30)            0            **
Warren S. Cohen  & Susan E. Cohen JT TEN                  18,963          18,963(31)            0            **
Michael Soloman(32)                                       18,750          18,750(33)            0            **
Ian Wallin                                                30,000          12,500(34)       17,500            **
Lori Freeman                                              11,875          11,875(35)            0            **
Albert L. Fierro & Kathleen E. Fierro JT TEN(36)                          11,793(37)

                                                                                                      Percentage of
                                                                                                         Shares
                                                           Shares                         Shares      Beneficially
                                                        Beneficially                   Beneficially    Owned After
                                                       Owned Prior to   Shares Being   Owned After    Completion of
Selling Security Holder                                   Offering         Offered       Offering       Offering*
----------------------------------------------------   --------------   ------------   ------------   -------------
L. Rowe Driver                                           11,793          11,793(38)            0            **
Martin Leibowitz Revocable Trust                         11,793          11,793(39)            0            **
Michael S. Goodman(40)                                   11,793          11,793(41)            0            **
Frank I. Goodman                                         11,793          11,793(42)            0            **
Robert Bradshaw                                          11,793          11,793(43)            0            **
Samuel M. Zentman(44)                                    39,121(45)       6,621(46)       32,500            **
Sheldon Krause(47)                                       41,500(48)      25,000(48)       16,500            **
First Montauk Securities Corp.(49)                       72,488          72,488(50)            0            **
Ernest Pellegrino(51)                                    16,175          16,175(52)            0            **
Victor K. Kurylak(53)                                    15,019          15,019(54)            0            **
Oppenheimer & Co. Inc.(55)                               16,318          16,318(56)            0            **


----------
*     Based upon 9,385,027 shares outstanding.

**    Less than 1%.

(1) Includes 290,000 shares held in IRA, pension fund, and profit sharing plan.

(2) Includes 28,302 shares issuable upon exercise of warrants to purchase Common Stock.

(3) Includes 28,302 shares issuable upon exercise of warrants to purchase Common Stock.

(4) Includes 25,000 shares issuable upon exercise of warrants to purchase Common Stock.

(5) Includes 18,750 shares issuable upon exercise of warrants to purchase Common Stock and 120,000 shares issuable upon the exercise of an option to purchase Common Stock. Of the shares, 40,000 vested on July 20, 2006, the remainder vest 5,000 per month, every month thereafter. The option is exercisable until July 31, 2011 and has an exercise price of $2.80 per share.

(6) Includes 18,750 shares issuable upon exercise of warrants to purchase Common Stock.

(7) Includes 14,151 shares issuable upon exercise of warrants to purchase Common Stock.

(8) Includes 12,500 shares issuable upon exercise of warrants to purchase Common Stock.

(9) Includes 9,434 shares issuable upon exercise of warrants to purchase Common Stock.

(10) Includes 9,434 shares issuable upon exercise of warrants to purchase Common Stock.

(11) Includes 9,434 shares issuable upon exercise of warrants to purchase Common Stock.

(12) Includes 9,434 shares issuable upon exercise of warrants to purchase Common Stock.

(13) Includes 9,434 shares issuable upon exercise of warrants to purchase Common Stock.


(14) Voting and dispositive control of the securities are exercised jointly by the following persons who are members of Aledarmme: Elizabeth G. Brown, Alexander F. Giacco, Jr., Marissa G. Rath, and Mary G. Walsh. Richard J. Giacco, a Director of the Company is also a member of the company.


(15) Includes 9,434 shares issuable upon exercise of warrants to purchase Common Stock.

(16) Includes 8,750 shares issuable upon exercise of warrants to purchase Common Stock.

(17) Includes 8,025 shares issuable upon exercise of warrants to purchase Common Stock.

(18) Includes 7,125 shares issuable upon exercise of warrants to purchase Common Stock.

(19) Includes 7,076 shares issuable upon exercise of warrants to purchase Common Stock.

(20)  Includes 377,055 shares held individually by Hank J. Wolfert.

(21) Includes 5,689 shares issuable upon exercise of warrants to purchase Common Stock.


(22)  Voting and dispositive control of the securities are exercised by Richard
      B. Kobusch, Jr., president of Primum Capital, LLC.


(23) Includes 4,750 shares issuable upon exercise of warrants to purchase Common Stock.

(24) Includes 4,717 shares issuable upon exercise of warrants to purchase Common Stock.

(25) Includes 4,717 shares issuable upon exercise of warrants to purchase Common Stock.

(26) Includes 4,717 shares issuable upon exercise of warrants to purchase Common Stock.


(27) Voting and dispositive control are exercised jointly by Robert Friedman and Leonard Friedman, Trustees.


(28) Includes 4,717 shares issuable upon exercise of warrants to purchase Common Stock.

(29)Includes 4,250 shares issuable upon exercise of warrants to purchase Common Stock.

(30) Includes 4,250 shares issuable upon exercise of warrants to purchase Common Stock.

(31) Includes 3,793 shares issuable upon exercise of warrants to purchase Common Stock.


(32)  Selling security holder is an affiliate of a registered broker dealer who
      (i) purchased the shares being registered for resale in the ordinary course of business and (ii) at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


(33) Includes 3,750 shares issuable upon exercise of warrants to purchase Common Stock.

(34) Includes 2,500 shares issuable upon exercise of warrants to purchase Common Stock.

(35) Includes 2,375 shares issuable upon exercise of warrants to purchase Common Stock.

(36)  Selling security holder is an affiliate of a registered broker dealer who
      (i) purchased the shares being registered for resale in the ordinary course of business and (ii) at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(37) Includes 2,359 shares issuable upon exercise of warrants to purchase Common Stock.

(38) Includes 2,359 shares issuable upon exercise of warrants to purchase Common Stock.

(39) Includes 2,359shares issuable upon exercise of warrants to purchase Common Stock.

(40)  Selling security holder is an affiliate of a registered broker dealer who
      (i) purchased the shares being registered for resale in the ordinary course of business and (ii) at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(41) Includes 2,359 shares issuable upon exercise of warrants to purchase Common Stock.

(42) Includes 2,359 shares issuable upon exercise of warrants to purchase Common Stock.

(43) Includes 2,359 shares issuable upon exercise of warrants to purchase Common Stock.

(44) Mr. Zentman is a member of the Board of Directors of the Company and its Audit Committee.


(45) Includes (i) 7,500 currently exercisable options (ii) 25,000 options that will vest on September 15, 2006, and (iii) 1,324 shares issuable upon exercise of warrants to purchase Common Stock.


(46) Includes 1,324 shares issuable upon exercise of warrants to purchase Common Stock.

(47)  Mr. Krause serves as Secretary and General Counsel to the Company.


(48)  Includes 10,000 currently exercisable options


(49) Includes 4,033 shares issuable upon exercise of warrants to purchase Common Stock.


(50) First Montauk is a registered broker dealer and NASD member brokerage firm. First Montauk is a wholly-owned subsidiary of First Montauk Financial Corp., a reporting company under the Securities Exchange Act of 1934.


(51) Represents 72,488 shares issuable upon the exercise of warrants to purchase Common Stock, issued to First Montauk as partial consideration for its services as placement agent in the Company's recently completed private offering.

(52) Affiliate of a registered broker dealer. Mr. Pellegrino is Director of Corporate Finance of First Montauk Securities Corp.

(53) Represents 16,175 shares issuable upon the exercise of warrants to purchase Common Stock assigned to Mr. Pellegrino by First Montauk Securities Corp.

(54) Affiliate of a registered broker dealer. Mr. Kurylak is President and CEO of First Montauk Securities Corp.


(55) Represents 15,019 shares issuable upon the exercise of warrants to purchase Common Stock assigned to Mr. Kurylak by First Montauk Securities Corp.

(56) Registered broker dealer and wholly owned subsidiary of Oppenheimer Holdings Inc., a reporting company under the Securities Exchange Act of 1934.

(57) Represents 16,318 shares issuable upon the exercise of warrants to purchase Common Stock, which warrants represent 6.5% of the shares placed by Oppenheimer and Co. as selling agent in the private placement pursuant to a selling agent agreement entered into with First Montauk.

                              PLAN OF DISTRIBUTION

Plan of Distribution

            On and after the date of this prospectus, the selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

            o ordinary brokerage transactions and transactions in which the broker-dealer solicits a purchaser;

            o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

            o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

            o an exchange distribution in accordance with the rules of the applicable exchange;

            o     privately negotiated transactions;

            o     short sales;

            o broker-dealers may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;

            o     a combination of any such methods of sale; and

            o     any other method permitted pursuant to applicable law.

            The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

            Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

            The selling security holder and any broker-dealers or agents that are involved in selling the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock.


            Certain of the selling security holders are registered broker-dealers or affiliates of registered broker dealers as indicated under "Selling Security Holders." Any selling security holder that is a registered broker-dealer or its affiliate will be considered an "underwriter" within the meaning of the Securities Act in connection with the sale of securities pursuant to this prospectus and any commissions received by such broker-dealer and any profit on the resale of the shares purchased by it may be deemed to be underwriting commissions or discounts under the Securities Act.

            First Montauk Securities Corp, Inc. is a registered broker dealer and NASD member firm. First Montauk Securities Corp served as placement agent in our recently completed private placement offering, and received, in addition to cash commissions, warrants to purchase an aggregate of 120,001 shares of our common stock with an exercise price of $2.78 per share (the "First Montauk Securities Corp Warrants"). Of these warrants to purchase 120,001 shares of our common stock, First Montauk Securities Corp assigned 31,194 to its officers and 16,318 to Oppenheimer & Co., a registered broker dealer and NASD member firm, as allowed under NASD Rule 2710 (g)(2). The warrants to purchase 16,318 shares of our common stock assigned to Oppenheimer & Co., were assigned as partial compensation for its participation as selling agent in the private placement pursuant to an agreement between First Montauk Securities Corp. and Oppenheimer & Co. The registration statement of which this prospectus forms a part includes the shares underlying the warrants held by First Montauk Securities Corp, its officers, and Oppenheimer & Co.


            The First Montauk Securities Corp Warrants expire on July 31, 2011. The 120,001 shares of common stock issued or issuable upon conversion of the First Montauk Securities Corp Warrants are restricted from sale, transfer, assignment, pledge or hypothecation or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement of which this prospectus forms a part except as permitted under NASD Rule 2710 (g)(1) and
(2).

            In addition to fees paid to First Montauk Securities Corp as placement agent in the private placement, they are also entitled to the payment of a warrant solicitation fee equal to 5% of the exercise price of the warrants exercise by the selling security holders, excluding themselves, their officers, and Oppenheimer and Co. Such fees shall be paid in accordance with the applicable rules of the NASD. Further, the Company agreed that for a period of 18 months following the closing of the private placement, First Montauk would be entitled to receive at each closing of any other equity financing, convertible debt financing or any instrument convertible into shares of common stock from any source contacted by First Montauk on the Company's behalf during the private placement and disclosed to the Company in writing or from any investor who purchases shares in the private placement (i) a cash transaction fee in the amount of 10% of the amount of the gross proceeds received by the Company from any such financing, (ii) a non-accountable expense allowance of 1% of the amount of gross proceeds received by the Company from any such financing and (iii) additional placement agent warrants. These fees and additional warrants are not payable in connection with the resale of any securities covered by this prospectus and were granted to First Montauk at the commencement of the private placement. These additional compensation rights were granted to First Montauk because the parties acknowledged that the sources of financing brought to the Company by First Montauk were valuable business assets and the property of First Montauk, and therefore First Montauk was entitled to compensation in the event that the Company used these business assets to obtain additional financing.

            First Montauk Securities Corp has indicated to us its willingness to act as selling agent on behalf of certain of the selling security holders named in the Prospectus under "Selling Security Holders." that purchased our privately placed securities. All shares sold, if any, on behalf of selling security holder by First Montauk Securities Corp would be in transactions executed by First Montauk Securities Corp on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 4% of the gross proceeds. First Montauk Securities Corp does not have an underwriting agreement with us and/or the selling security holders and no selling security holders are required to execute transactions through First Montauk Securities Corp. Further, other than their existing brokerage relationship as customers with First Montauk Securities Corp, no selling security holder has any pre-arranged agreement with First Montauk Securities Corp to sell their securities through First Montauk Securities Corp. No NASD member firm shall be entitled to receive more than 8% compensation determined under NASD rules (specifically NASD Rule 2710) in connection with the resale of the securities by the selling security holders.

            NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:


      o it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

      o the complete details of how the selling security holders shares are and will be held, including location of the particular accounts;

      o whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling security holders, including details regarding any such transactions; and


      o in the event any of the securities offered by the selling security holders are sold, transferred, assigned or hypothecated by any selling security holder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.


            We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this Prospectus available to the selling security holders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act.

            We have entered into agreements with the selling security holders providing registration rights and are required to pay all fees and expenses incident to the registration of the shares of our common stock that are covered by this prospectus, but not including underwriting discount, concessions, commissions or fees of the selling security holders. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, that arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in this registration statement (or any supplement or amendment) except if the untrue statement or omission is from information furnished to us by the selling security holders in writing specifically for use in this registration statement (or any supplement or amendment).

                                  LEGAL MATTERS


            The validity of the shares of Common Stock which may be offered pursuant to this prospectus has been passed upon by Eilenberg Krause & Paul LLP, counsel to the Company. Sheldon Krause, a partner of Eilenberg Krause & Paul LLP, is our Secretary and General Counsel.


                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to Amendment No. 2 on Form 10-K/A to our Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of Comverge, Inc., an equity affiliate, which have been incorporated in this prospectus by reference to Amendment No. 2 on Form 10-K/A to our Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                      INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The infornation incorporated by reference is considered to be a part of this prospectus.

      We incorporate by reference the following documents:

      o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on April 11, 2006, as amended by Amendment No. 1 on Form 10-K/A filed on June 1, 2006, and as further amended by Amendment No. 2 on Form 10-K/A filed on October 19, 2006;

      o Our Quarterly Report on Form 10-Q for the three months ended March 31, 2006, filed on May 19, 2006;


      o Our Quarterly Report on Form 10-Q for the three months ended June 30, 2006, filed on August 11, 2006;


      o Our Quarterly Report on Form 10-Q for the three months ended September 30, 2006, filed on November 20, 2006.

      o The description of our common stock contained in our registration statement on Form 8-A, declared effective by the SEC in February 11, 1992;

      o     Our Current Report on Form 8-K/A filed on May 12, 2006;


      o Our Current Reports on Form 8-K filed on May 16, 2006, July 20, 2006, July 28, 2006, August 4, 2006, August 23, 2006, September 22,
            2006, October 11, 2006, October 12, 2006, and November 3, 2006.

            You may request a free copy of these documents by writing to Terri MacInnis, Director of Investor Relations, Bibicoff & Associates, Inc. 15165 Ventura Blvd., #425, Sherman Oaks, CA 91403, or by calling 818.379.8500.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.


      You can read and print press releases, financial statements, our most recent annual and quarterly reports and additional information about us, free of charge, at our web site at http://www.acornfactor.com.

      This prospectus is a part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock offered hereby, please refer to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements in this prospectus about any document filed as an exhibit are not necessarily complete and, in each instance, you should refer to the copy of such document filed with the SEC. Each such statement is qualified in its entirety by such reference.


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